Exhibit 99.1

Skeena Increases Eskay Creek Resource to 5.9 Moz AuEq1 in Measured and Indicated Categories

Vancouver, BC (June 20, 2023) Skeena Resources Limited (TSX: SKE, NYSE: SKE) (“Skeena” or the “Company”) is pleased to announce an updated Mineral Resource Estimate (“MRE”) for the 100% owned Eskay Creek gold-silver Project (“Eskay Creek” or the “Project”) located in the Golden Triangle of British Columbia. Effective June 20, 2023, the updated MRE incorporates an additional 278 drillholes totaling 67,885 metres, enhancements to the resource estimation methods, and updated metallurgical process recoveries.

2023 Eskay Creek MRE Highlights:

•	Total pit constrained Measured and Indicated Resource of 5.6 million ounces (“Moz”) at 3.47 g/t gold equivalent[1] (“AuEq”) including 4.1 Moz at 2.57 g/t Au and 102.5 Moz Ag at 63.63 g/t Ag
•	The pit constrained Measured and Indicated Resource has increased by 0.43 Moz AuEq[1], representing a growth of 8%
•	Measured Category AuEq[1] Resource increased by 23% and now accounts for 73% of the total pit constrained MRE, up from 63% in the previous estimate
•	MRE reported using conservative commodity prices of US$1,700/oz Au and US$23/oz Ag
•	Metallurgical process recoveries applied to Resource are 84% Au and 88% Ag

Table 1: 2023 Measured, Indicated, and Inferred Pit Constrained Resource Reported at a 0.7 g/t AuEq1 Cut-off Grade

Category	Tonnes (000)	AuEq[1] (g/t)	Au (g/t)	Ag (g/t)	AuEq[1] Ounces (000)	Au Ounces (000)	Ag Ounces (000)
Measured	27,881	4.60	3.34	88.91	4,126	2,997	79,701
Indicated	22,229	2.05	1.60	31.91	1,465	1,142	22,803
Total M+I	50,109	3.47	2.57	63.63	5,591	4,138	102,504
Inferred	643	1.92	1.46	32.33	40	30	668

Table 2: 2023 Measured, Indicated, and Inferred Underground Constrained Resource Reported at a 3.2 g/t AuEq1 Cut-off grade Assuming Drift and Fill Mining Methods

Category	Tonnes (000)	AuEq[1] (g/t)	Au (g/t)	Ag (g/t)	AuEq[1] Ounces (000)	Au Ounces (000)	Ag Ounces (000)
Measured	838	7.31	5.29	142.59	197	142	3,842
Indicated	989	4.91	4.12	55.68	156	131	1,771

1 All references to AuEq in this disclosure for the 2023 MRE have factored metallurgical recoveries as per the calculation: AuEq = ((Au (g/t)*1700*0.84) + (Ag (g/t)*23*0.88)) / (1700*0.84). US$1,700/oz Au, US$23/oz Ag, 84% gold recovery and 88% silver recovery. Detailed notes regarding the 2023 estimation are presented at the end of this release.

Category	Tonnes (000)	AuEq[1] (g/t)	Au (g/t)	Ag (g/t)	AuEq[1] Ounces (000)	Au Ounces (000)	Ag Ounces (000)
Total M+I	1,827	6.01	4.66	95.54	353	274	5,613
Inferred	272	4.57	4.21	25.37	40	37	222

Skeena’s Senior Vice President of Exploration & Resource Development, Paul Geddes, commented “Considerable analysis was undertaken during this MRE, which includes a new methodology for restricting the influence of high-grade mineralization proximal to formerly mined areas, optimization of block sizes for mining selectivity, and added conservatism with process recoveries derived from the 2022 FS. The exploratory and delineation drilling performed in 2022 surrounding the new 23 and 21A West Zones has resulted in a positive return on investment.”

Randy Reichert, Skeena’s President & CEO, goes on to comment “With the outcome of an additional 432,000 gold equivalent ounces, we are very pleased with the continued Resource growth at Eskay Creek. We successfully converted a significant amount of Indicated Resources to the Measured category, increasing our confidence in the deposit. Given most of the Resources included in this update are within the Measured and Indicated categories we expect a large percentage to convert to Reserves, potentially adding a year or more of mine life to the Q4 2023 Definitive Feasibility Study.”

Table 3: 2022-2023 Pit Constrained Resource Comparison

2023 Pit Constrained Resource

Category	Tonnes (000)	AuEq[1] (g/t)	Au (g/t)	Ag (g/t)	AuEq[1] Ounces (000)	Au Ounces (000)	Ag Ounces (000)
Measured	27,881	4.60	3.34	88.91	4,126	2,997	79,701
Indicated	22,229	2.05	1.60	31.91	1,465	1,142	22,803
Total M+I	50,109	3.47	2.57	63.63	5,591	4,138	102,504
Inferred	643	1.92	1.46	32.33	40	30	668

2022 Pit Constrained Resource

Category	Tonnes (000)	AuEq[2] (g/t)	Au (g/t)	Ag (g/t)	AuEq[2] Ounces (000)	Au Ounces (000)	Ag Ounces (000)
Measured	21,784	4.80	3.50	92.40	3,355	2,481	64,679
Indicated	24,724	2.30	1.80	37.60	1,804	1,400	29,896
Total M+I	46,508	3.50	2.60	63.20	5,159	3,881	94,575
Inferred	3,420	1.50	1.30	20.20	170	140	2,222

2 All references to AuEq in this disclosure for the 2022 MRE have not factored in metallurgical recoveries: AuEq = Au(g/t) + [Ag (g/t)/74]. US$1,700/oz Au, US$23/oz Ag.

2022 - 2023 Pit Constrained Resource Comparison

Category	Tonnes (000)	AuEq[1,2] (g/t)	Au (g/t)	Ag (g/t)	AuEq[1,2] Ounces (000)	Au Ounces (000)	Ag Ounces (000)
Measured	+28%	-4%	-4%	-4%	+23%	+21%	+23%
Indicated	-10%	-11%	-11%	-15%	-19%	-18%	-24%

Category	Tonnes (000)	AuEq[1,2] (g/t)	Au (g/t)	Ag (g/t)	AuEq[1,2] Ounces (000)	Au Ounces (000)	Ag Ounces (000)
Total M+I	+8%	-1%	-1%	+1%	+8%	+7%	+8%
Inferred	-81%	+28%	+12%	+60%	-77%	-78%	-70%

Pit Constrained Resource Discussion

The 2023 MRE pit parameters used to determine Resources with reasonable prospects for eventual economic extraction are analogous to those used for the 2022 MRE apart from the updated metallurgical process recoveries of 84% gold and 88% silver which informed the 2022 Feasibility Study. The differential in assumed process recoveries resulted in the shallowing of the Resource reporting pit in certain areas relative to the 2022 MRE. Conversely, the 2022 drilling programs in the 23 and 21A West Zones generated new resources which resulted in pit expansions.

Table 4: Pit Constrained Scenario Assumptions for Determining Cut-off Grade with Reasonable Prospects of Eventual Economic Extraction

Input Parameters	2022 Value	2023 Value	Unit
Pit Wall Angles	45	45	Degrees
Reference Mining Cost	3.00	3.00	US Dollars per Tonne Mined
Mining Recovery	95	95	Percent
Mining Dilution	5	5	Percent
Processing Cost	15.50	15.50	US Dollars per Tonne Processed
General and Administration	6.00	6.00	US Dollars per Tonne Generalized
Process Recovery Au	90	84	Percent
Process Recovery Ag	80	88	Percent
Gold Price	1700	1700	US Dollars per Ounce
Silver Price	23	23	US Dollars per Ounce
Transportation/ Refining Costs Au	25.00	18.50	US Dollars per Ounce
Transportation/ Refining Costs Ag	-	7	US Dollars per Ounce
Strip Ratio	7.55:1	7.14:1	Waste:Ore

Underground Constrained Resource

No material change has occurred in the reported underground Resources. Variation in remnant tonnages relative to the 2022 MRE is largely due to the new 2023 pit geometry and the 1 metre geotechnical buffer around the underground workings being removed due to the selective nature of the drift and fill mining method. The current MRE for underground Resources are proximal to the planned pit. The Company’s 2022 drilling in the Eskay Deeps Discovery has not yet affected the underground constrained resource due to the widely spaced nature of the two drillholes.

Table 5: Underground Scenario Assumptions for Determining Cut-off Grades with Reasonable Prospects of Economic Extraction Assuming Drift and Fill Mining Methods

Input Parameters	Value	Unit
Reference Mining Cost	100.00	US Dollars per Tonne Mined
Processing Cost	25.00	US Dollars per Tonne Processed
General and Administration	12.00	US Dollars per Tonne Generalized
Process Recovery Au	84	Percent
Process Recovery Ag	88	Percent
Gold Price	1700	US Dollars per Ounce
Silver Price	23	US Dollars per Ounce
Transportation/ Refining Costs Au	18.50	US Dollars per Ounce
Transportation/ Refining Costs Ag	7.00	US Dollars per Ounce

Modification to Block Size

The 2023 MRE now applies a regular block size of 5 x 5 x 2.5 metres (XYZ), to better inform future economic analyses that will contemplate more selective mining. This will also be incorporated into the Definitive Feasibility Study (“DFS”) with 10 metre benches split with three dig flitches per bench and smaller backhoe excavators. The 2022 pit constrained MRE utilized 10 x 10 x 5 metre parent blocks with 5 x 5 x 2.5 metre subblocks which are not as well suited for engineering the more selective mining.

High-Grade Restriction Buffer Surrounding Historical Stopes

In the 2022 MRE, a 1 metre buffer enveloping the underground stopes was used to constrain and restrict the influence of the previously mined extremely high-grade drill hole samples. The 2023 model now applies 15 g/t AuEq1 cut-off grade shells modelled in the orientation of the Contact Mudstone to constrain and restrict the influence of the extremely high grades. This methodology forms a more geologically based domain, as opposed to only utilizing the historical underground excavations.

Application of Dynamic Anisotropy

The NEX and HW Zones were estimated in Skeena’s 2022 model using the single-search ellipsoid of the variogram. In the updated 2023 model, dynamic anisotropy, which adjusts for the folded orientation of the search ellipse on a block-by-block basis was employed using the orientation of the Contact Mudstone as a guide. When compared to the 2022 MRE, the use of dynamic anisotropy results in a more robust estimation.

Resource Model Reconciliation

As a test to determine the accuracy of the new model, an internal reconciliation study of the historically mined portion of the 2023 MRE demonstrates that with the updated resource methodology, the grades more closely resemble the gold and silver grades of the reported historical mine production relative to the 2022 model. This improved reconciliation adds additional confidence to the methodologies and optimizations applied to the 2023 MRE.

Table 6: 2023 Eskay Creek Consolidated Pit Constrained Resources (0.7 g/t AuEq1 cut-off grade) and Underground Resources (3.2 g/t AuEq1 cut-off grade)

Category	Tonnes (000)	AuEq[1] (g/t)	Au (g/t)	Ag (g/t)	AuEq[1] Ounces (000)	Au Ounces (000)	Ag Ounces (000)
Measured Pit	27,881	4.60	3.34	88.91	4,126	2,997	79,701
Measured UG	838	7.31	5.29	142.59	197	142	3,842
Total Measured	28,719	4.68	3.40	90.48	4,323	3,139	83,542
Indicated Pit	22,229	2.05	1.60	31.91	1,465	1,142	22,803
Indicated UG	989	4.91	4.12	55.68	156	131	1,771
Total Indicated	23,218	2.17	1.71	32.92	1,621	1,273	24,574
M+I Pit	50,109	3.47	2.57	63.63	5,591	4,138	102,504
M+I UG	1,827	6.01	4.66	95.54	353	274	5,613
Total M+I	51,937	3.56	2.64	64.75	5,944	4,412	108,117
Inferred Pit	643	1.92	1.46	32.33	40	30	668
Inferred UG	272	4.57	4.21	25.37	40	37	222
Total Inferred	915	2.71	2.28	30.26	80	67	890

Eskay Creek 2023 MRE Notes:

The mineral Resources disclosed in this press release were estimated using the Canadian Institute of Mining, Metallurgy and Petroleum (“CIM”) standards on mineral Resources and Reserves definitions, and guidelines prepared by the CIM standing committee on reserve definition and adopted by the CIM council.

•	Mineral Resources are not mineral Reserves and do not have demonstrated economic viability. There is no certainty that any or any part of the mineral Resources estimated will be converted into mineral Reserves.
•	As defined by 43-101, the Independent and Qualified Person for the Eskay Creek MRE is Ms. Terre Lane MMSA QP, a registered member of the Society for Mining, Metallurgy and Exploration. Dr. Hamad Samari MMSA QP, also a registered member of the Society for Mining, Metallurgy and Exploration, is the Independent and Qualified Person for the Eskay Creek Geology.
•	The effective date of the MRE is June 20, 2023.
•	The Resources are reported within a pit shell for the pit constrained Resources, and within drift and fill stope optimized shapes with 5% ore loss for the underground Resources: both are considered to have reasonable prospects for economic extraction.
•	In accordance with 43-101 recommendations, the number of metric tonnes was rounded to the nearest thousand. Any discrepancies in the totals are due to rounding effects.
•	Metallurgical recoveries reflective of test work that averages 84% Au and 88% Ag were utilized in the determination of cut-off grades and the AuEq[1] calculation for the open pit and underground Resources.
•	Metal prices used are US$1,700/oz Au, and US$23/oz Ag.
•	Cut-off grades are based on metal prices of US$1,700/oz Au, US$23/oz Ag, gold recoveries of 84%, silver recoveries of 88% and without considering revenues from other metals.
•	AuEq = ((Au(g/t)*1700*0.84) + (Ag(g/t)*23*0.88)) / (1700*0.84).
•	The calculated pit constrained cut-off grade was determined to be 0.47 g/t AuEq[1], whereas the underground cut-off grade for the drift and fill mining method was calculated to be 3.2 g/t AuEq[1]. A pit constrained cut-off grade of 0.7 g/t AuEq[1] was selected for the MRE. Cut-off grades must be re-evaluated considering prevailing market conditions (including gold prices, exchange rates and costs).
•	A regular model was created using 5 x 5 x 2.5 meter block sizes.
•	An additional 278 holes for 67,885 m of drilling has been included in this estimate since the 2022 FS MRE database close out of September 11, 2021.
•	Block tonnes were estimated using average specific gravity measurements using lithology and mineralization domains. Specific gravity was coded into the block model and ranges from 2.6 g/cm3 to 3.1 g/cm3.
•	The geological model was updated to include seven intrusive bodies on the property.

•	One hundred and one (101) mineralization domains were created in Leapfrog GeoTM (Seequent) and two (2) mineralization domains were created using Maptek Vulcan. Overall, fourteen (14) high-grade domains and eighty-nine (89) lower-grade domains were created. The mineralization domains were separated into major fault block and historical mining zones.
•	The high-grade domains were created using an Indicator RBF Interpolation using a cut-off grade of 15 g/t AuEq[1] and dynamic anisotropy along the orientation of the Contact Mudstone.
•	The lower grade domains were created using three methods: (1) an Indicator RBF Interpolation using a nominal cut-off grade of 0.5 g/t AuEq[1] and a probability of 50% in the Contact Mudstone, (2) the Interval Selection tool using a cut-off grade of ~ 0.5 g/t AuEq[1] in the remaining lithologies and (3) two small, manually created wireframes in Vulcan.
•	All one hundred and three (103) mineralization domains were estimated and those blocks that were captured within the optimized pit shell at a 0.7 g/t AuEq[1] cut-off were reported as pit constrained Resources. The portion of the mineralization domains which fell below the level of the optimized pit were reported within underground stope optimized shapes.
•	Grade capping was performed on assays prior to compositing. Gold capping ranged from 115 g/t to 1700 g/t in the high-grade domains and 2.4 g/t to 350 g/t in the lower grade domains. Silver capping ranged from 200 g/t to 60,000 g/t in the high-grade domains and 30 g/t to 22,000 g/t in the lower grade domains.
•	Assays were composited to 1 meter lengths honoring the domain boundaries. Composites were distributed equally in length.
•	Gold and silver variograms were used to determine the spatial relationship of composites over distance. 1 meter composites established the primary orientation, nugget, sills and ranges by zone. Variograms were created for the main individual lithology separated zone. Where there were too few samples in a zone, the variogram from the most similar zone was used.
•	Ordinary Kriging was used for the estimation of gold and silver in all domains, except for two small zones in the Water Tower which were estimated by Inverse Distance.
•	Resources were estimated using Maptek Vulcan TM (Version 2022.4.1).
•	Search orientations were modified with Dynamic Anisotropy using a surface that mimicked the local lithological unit. Dynamic Anisotropy was used in the 21A, 21B, 21C, 21Be, NEX, HW and LP Zones. Remining zones used an orientation defined by the variogram.
•	Hard boundaries were honoured between all zones.
•	The mineral Resources were estimated using three passes with increasing search radii based on variogram ranges. Pass 1 equaled the variogram range, Pass 2 equaled 2 times the variogram range and Pass 3 equaled four times the variogram range. Pass 3 was only used for global statistic reporting and was not used in Classification.
•	Measured, Indicated and Inferred Resources were classified according to the following scheme:
o	The Measured category is defined by blocks interpolated during Pass 1 only, using a minimum of 4 drill holes, a kriging variance of less than 0.4 and an average distance of less than 18 m to the gold composites;
o	The Indicated category is defined by blocks interpolated during Pass 1 only, using a minimum of 3 drill holes;
o	The Inferred category is defined by blocks interpolated during Pass 1 and 2 only, using a minimum of 2 drill holes and an average distance less than 100 meters to gold composites.
•	An offset of 0.2 meters surrounds the underground workings. Any mineralization that occurs within this buffer is not included in the MRE.
•	Estimates use metric units (metres, tonnes and g/t). Metal contents are presented in troy ounces (metric tonne x grade / 31.10348)
•	Neither the company, nor GRE, is aware of any known environmental, permitting, legal, title-related, taxation, socio-political, marketing or other relevant issue that could materially effect this mineral resource.
•	The quantity and grade of reported Inferred mineral Resources in this estimation are uncertain in nature and there has been insufficient exploration to redefine the Inferred mineral Resources as Indicated mineral Resources. It is uncertain if further exploration will result in upgrading them to the indicated mineral Resources category.
•	The Company does not consider the growth and conversion of Resources to be sufficiently material to warrant the issuance of a new technical report for this MRE update. However, the Company does plan to file a new technical report in conjunction with the Definitive Feasibility Study (DFS), expected in Q4 2023.

About Skeena

Skeena Resources Limited is a Canadian mining exploration and development company focused on revitalizing the past-producing Eskay Creek gold-silver mine located in Tahltan Territory in the Golden Triangle of northwest British Columbia, Canada. The Company released a Feasibility Study for Eskay Creek in September 2022 which highlights an after-tax NPV5% of C$1.4B, 50% IRR, and a 1-year payback at US$1,700/oz Au and US$19/oz Ag.

On behalf of the Board of Directors of Skeena Resources Limited,

Walter Coles	Randy Reichert
Executive Chairman	President & CEO

Contact Information

Investor Inquiries: info@skeenaresources.com

Office Phone: +1 604 684 8725

Company Website: www.skeenaresources.com

Qualified Persons

Terre Lane, (MMSA QP), Principal Mining Engineer for Global Resource Engineering Ltd., is an independent Qualified Person as defined by 43-101 and has reviewed and approved the contents of this news release. Ms. Lane is responsible for the 2023 Mineral Resource Estimate for the Eskay Creek Deposit. In accordance with National Instrument 43-101 Standards of Disclosure for Mineral Projects, Paul Geddes, P.Geo. Senior Vice President Exploration and Resource Development, is the Qualified Person for the Company and has validated and approved the technical and scientific content of this news release. The Company strictly adheres to CIM Best Practices Guidelines in conducting, documenting, and reporting the exploration activities on its projects.

Cautionary note regarding forward-looking statements

Certain statements and information contained or incorporated by reference in this press release constitute “forward-looking information” and “forward-looking statements” within the meaning of applicable Canadian and United States securities legislation (collectively, “forward-looking statements”). These statements relate to future events or our future performance. The use of words such as “anticipates”, “believes”, “proposes”, “contemplates”, “generates”, “targets”, “is projected”, “is planned”, “considers”, “estimates”, “expects”, “is expected”, “potential” and similar expressions, or statements that certain actions, events or results “may”, “might”, “will”, “could”, or “would” be taken, achieved, or occur, may identify forward-looking statements. All statements other than statements of historical fact are forward-looking statements. Specific forward-looking statements contained herein include, but are not limited to, statements regarding the results of the Feasibility Study, processing capacity of the mine, anticipated mine life, probable Reserves, estimated project capital and operating costs, sustaining costs, results of test work and studies, planned environmental assessments, the future price of metals, metal concentrate, and future exploration and development. Such forward-looking statements are based on material factors and/or assumptions which include, but are not limited to, the estimation of mineral Resources and Reserves, the realization of resource and reserve estimates, metal prices, taxation, the estimation, timing and amount of future exploration and development, capital and operating costs, the availability of financing, the receipt of regulatory approvals, environmental risks, title disputes and the assumptions set forth herein and in the Company’s MD&A for the year ended December 31, 2022, its most recently filed interim MD&A, and the Company’s Annual Information Form (“AIF”) dated March 22, 2023. Such forward-looking statements represent the Company’s management expectations, estimates and projections regarding future events or circumstances on the date the statements are made, and are necessarily based on several estimates and assumptions that, while considered reasonable by the Company as of the date hereof, are not guarantees of future performance. Actual events and results may differ materially from those described herein, and are subject to significant operational, business, economic, and regulatory risks and uncertainties. The risks and uncertainties that may affect the forward-looking statements in this news release include, among others: the inherent risks involved in exploration and development of mineral properties, including permitting and other government approvals; changes in economic conditions, including changes in the price of gold and other key variables; changes in mine plans and other factors, including accidents, equipment breakdown, bad weather and other project execution delays, many of which are beyond the control of the Company; environmental risks and unanticipated reclamation expenses; and other risk factors identified in the Company’s MD&A for the year ended December 31, 2022, its most recently filed interim MD&A, the AIF dated March 22, 2023, the Company’s short form base shelf prospectus dated January 31, 2023, and in the Company’s other periodic filings with securities and regulatory authorities in Canada and the United States that are available on SEDAR at www.sedar.com or on EDGAR at www.sec.gov.

Readers should not place undue reliance on such forward-looking statements. Any forward-looking statement speaks only as of the date on which it is made and the Company does not undertake any obligations to update and/or revise any forward-looking statements except as required by applicable securities laws.

Cautionary note to U.S. Investors concerning estimates of mineral Reserves and mineral Resources

Skeena’s mineral Reserves and mineral Resources included or incorporated by reference herein have been estimated in accordance with National Instrument 43-101 – Standards of Disclosure for Mineral Projects (“NI 43-101”) as required by Canadian securities regulatory authorities, which differ from the requirements of U.S. securities laws. The terms “mineral reserve”, “proven mineral reserve”, “probable mineral reserve”, “mineral resource”, “measured mineral resource”, “indicated mineral resource” and “inferred mineral resource” are Canadian mining terms as defined in accordance with NI 43-101 and the Canadian Institute of Mining, Metallurgy and Petroleum (“CIM”) “CIM Definition Standards – For Mineral Resources and Mineral Reserves” adopted by the CIM Council (as amended, the “CIM Definition Standards”). These standards differ significantly from the mineral property disclosure requirements of the U.S. Securities and Exchange Commission in Regulation S-K Subpart 1300 (the “SEC Modernization Rules”). Skeena is not currently subject to the SEC Modernization Rules. Accordingly, Skeena’s disclosure of mineralization and other technical information may differ significantly from the information that would be disclosed had Skeena prepared the information under the standards adopted under the SEC Modernization Rules.

In addition, investors are cautioned not to assume that any part or all of Skeena’s mineral Resources constitute or will be converted into Reserves. These terms have a great amount of uncertainty as to their economic and legal feasibility. Accordingly, investors are cautioned not to assume that any “measured”, “indicated”, or “inferred” mineral Resources that Skeena reports are or will be economically or legally mineable. Further, “inferred mineral Resources” have a great amount of uncertainty as to their existence, and great uncertainty as to their economic and legal feasibility. It cannot be assumed that all or any part of an “inferred mineral resource” will ever be upgraded to a higher category. Under Canadian securities laws, estimates of “inferred mineral Resources” may not form the basis of feasibility or prefeasibility studies, except in rare cases where permitted under NI 43-101.

For these reasons, the mineral reserve and mineral resource estimates and related information presented herein may not be comparable to similar information made public by U.S. companies subject to the reporting and disclosure requirements under the U.S. federal securities laws and the rules and regulations thereunder.